UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Commission File Number 333-214585

Minebea Mitsumi Inc.
(Translation of registrant's name into English)

4106-73 Oaza Miyota, Miyota-machi
Kitasaku-gun, Nagano 389-0293
Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Materials Contained in this Report:

1.	Third Quarter Brief Report of Financial Results for the Fiscal Year Ending March 31, 2017

2.	Third Quarter Business Results Presentation for the Fiscal Year Ending March 31, 2017

3.	Press release titled “Notice Regarding Revisions to the Full-Year Consolidated Business Forecast for the Fiscal Year Ending March 31, 2017,” dated February 13, 2017

4.
Press release titled “Disclosure of Financial Results of our Subsidiary (MITSUMI ELECTRIC CO., LTD.), the Stocks of Which Have Been Delisted,” dated February 13, 2017 and Third Quarter Brief Report of Financial Results of MITSUMI ELECTRIC CO., LTD. for the Fiscal Year Ending March 31, 2017

5.
Press release titled “Notice of Purchase of Own Shares regarding a Fraction constituting Less than One Share Resulting from a Share Exchange (Purchase of Own Shares pursuant to Section 4 and 5 of Article 234 of the Company Law),” dated February 13, 2017

6.	Press release titled “Notice regarding Repurchase of Own Shares (Repurchase of Own Shares pursuant to Section 2 of Article 165 of the Company Law),” dated February 13, 2017

7.	Press release titled “Announcement of Redemption of the Convertible Bonds with Stock Acquisition Rights,” dated February 21, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Minebea Mitsumi Inc.

By:	/s/ Takayuki Ishikawa
Name:	Takayuki Ishikawa
Title:	General Manager

Date:  February 23, 2017